AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       (Amendment No. 1 - Final Amendment)



                            WESTMORELAND COAL COMPANY
                (Name of the Issuer and Person Filing Statement)

               DEPOSITARY SHARES, EACH REPRESENTING ONE QUARTER OF
          A SHARE OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                   960878 30 4
                      (CUSIP Number of Class of Securities)

                              THEODORE E. WORCESTER
                 SENIOR VICE PRESIDENT OF LAW AND ADMINISTRATION
                               AND GENERAL COUNSEL
                            WESTMORELAND COAL COMPANY
                           2 NORTH CASCADE, 14TH FLOOR
                        COLORADO SPRINGS, COLORADO 80903
                                 (719) 442-2600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                 Please Address a Copy of All Communications to:

                               MICHAEL J. LEVITIN
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                           1133 CONNECTICUT AVENUE, NW
                             WASHINGTON, D.C. 20036
                                 (202) 775-9800

                    ----------------------------------------


                               SEPTEMBER 16, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
========================================= ======================================

        TRANSACTION VALUATION                     AMOUNT OF FILING FEE
----------------------------------------- --------------------------------------

            $11,989,000*                               $2,397.80**
----------------------------------------- --------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $2,397.80                      Filing Party:   N/A
Form or Registration Nos.:  N/A                            Date Filed:     N/A

* Assumes purchase of 631,000 depositary shares at $19.00 per share.
** Calculated based on the transaction value multiplied by one-fiftieth of one percent.

<PAGE 2>
           This Amendment No. 1 is the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on September 16, 1999 (as amended, the "Schedule 13E-4") by Westmoreland Coal Company, a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 631,000 Depositary Shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-4.

           This Amendment No. 1 is being filed to report the results of the Offer. The Offer expired at 5:00 pm, New York City time, on October 26, 1999. 412,536 Depositary Shares were tendered and not withdrawn. The Company accepted for payment (and thereby purchased) 412,536 Depositary Shares and paid First Chicago Trust Company of New York, the depositary for the Tender Offer (the "Depositary"), $7,838,184 in full payment for those shares.

           Following the closing of the Offer, 834,833 Depositary Shares are outstanding. The outstanding Depositary Shares have an aggregate liquidation preference of $29,740,926, which includes both (1) an amount of $25 per Depositary Share and (2) $8,870,101, the aggregate amount of accumulated and unpaid dividends on the outstanding Depositary Shares (after giving effect to the amount that accumulated on October 1, 1999).


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1999

                                           WESTMORELAND COAL COMPANY


                                           By: /s/ Robert J. Jaeger
                                               --------------------------
                                           Name:   Robert J. Jaeger
                                           Title:  Senior Vice President
                                                   of Finance and Treasurer

<PAGE 3>
                                INDEX TO EXHIBITS

                                                                  PAGE IN
                                                                  SEQUENTIALLY
                                                                  NUMBERED
EXHIBIT                      DESCRIPTION                          COPY
-------                      -----------                          ------------

99.I           Press Release issued by the Company on
               October 27, 1999                                       4


<PAGE 4>
Exhibit 99.I
                             -----------------------
                             Westmoreland Announces
                             Results of Tender Offer
                             -----------------------

Colorado Springs,  CO - October 27, 1999 - Westmoreland Coal Company (AMEX: WLB,
WLBp) today announced the results of its tender offer to purchase up to 631,000 of its outstanding depositary shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock, at $19.00 per depositary share. The tender offer expired at 5 p.m. October 26, 1999. 412,536 depositary shares were tendered in response to the offer and Westmoreland has accepted for payment (and thereby purchased) all shares tendered. The Company now has 834,833 depositary shares outstanding.

The Company has also paid First Chicago Trust Company of New York, the depositary for the tender offer (the "Depositary"), $7,838,184.00 in full payment for the shares purchased in the offer. Holders of depositary shares tendered and accepted will receive payment as soon as practicable from the Depositary.

Christopher K. Seglem, Westmoreland's Chairman, President and CEO said, "The tender offer conducted earlier this year was oversubscribed. This second offer was intended to satisfy that unfulfilled interest on the part of some of our preferred shareholders. Through this second offering we gave them the opportunity to tender those shares under the same terms."

"We are very pleased with the combined responses to these tender offers. As a result of the two tender offers, the number of outstanding depositary shares has been reduced from 2.3 million to approximately 835,000, and the amount of accumulated but unpaid preferred dividends has been reduced to $8.87 million. Our ongoing preferred dividend is also reduced to approximately $1.8 million versus $4.9 million at the outset. This lightens the Company's preferred dividend burden as we move forward in our effort to invest in new projects which will return the Company to sustainable profitability and growth and should significantly benefit all of our shareholders. As we have indicated for some time, it is highly likely that the Company's cash will now be reinvested for the foreseeable future in new projects rather than distributed in the form of dividends," continued Seglem.

                                      # # #

           For further information contact Diane Jones (719) 442-2600